SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: RYANAIR HOLDINGS PLC
2. Reason for the notification (please tick the appropriate box or boxes):

[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: Bank of America Corporation		City and country of registered office (if applicable): Wilmington, DE, United States
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 22/03/2022
6. Date on which issuer notified: 24/03/2022
7. Threshold(s) that is/are crossed or reached: 3%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.986%	2.902%	5.888%	1,134,480,528
Position of previous notification (if applicable)	3.009%	2.904%	5.913%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
IE00BYTBXV33		28,403,504		2.504%
US7835132033		5,472,200		0.482%
SUBTOTAL A		33,875,704		2.986%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights
Right to Recall	N/A	N/A	76,043		0.007%
		SUBTOTAL B.1	76,043		0.007%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swaps	29/07/2022	N/A	Cash	628,421	0.055%
Swaps	29/07/2022	N/A	Cash	74,853	0.007%
Swaps	30/11/2023	N/A	Cash	19,405	0.002%
Swaps	30/11/2023	N/A	Cash	430	0.000%
Swaps	05/12/2022	N/A	Cash	7,817	0.001%
Swaps	05/12/2022	N/A	Cash	14,517	0.001%
Swaps	05/12/2022	N/A	Cash	40,000	0.004%
Swaps	05/12/2022	N/A	Cash	21,538	0.002%
Swaps	05/12/2022	N/A	Cash	63,820	0.006%
Swaps	05/12/2022	N/A	Cash	34,364	0.003%
Swaps	05/12/2022	N/A	Cash	63,859	0.006%
Swaps	05/12/2022	N/A	Cash	34,386	0.003%
Swaps	05/12/2022	N/A	Cash	4,878	0.000%
Swaps	05/12/2022	N/A	Cash	1,422	0.000%
Swaps	05/12/2022	N/A	Cash	2,627	0.000%
Swaps	05/12/2022	N/A	Cash	766	0.000%
Swaps	25/03/2022	N/A	Cash	5,500,000	0.485%
Swaps	06/04/2022	N/A	Cash	1,500,000	0.132%
Swaps	21/04/2022	N/A	Cash	3,000,000	0.264%
Swaps	23/05/2022	N/A	Cash	1,830,000	0.161%
Swaps	15/06/2022	N/A	Cash	4,367,545	0.385%
Swaps	31/03/2022	N/A	Cash	73,299	0.006%
Swaps	07/04/2022	N/A	Cash	20	0.000%
Swaps	15/03/2027	N/A	Cash	8,870	0.001%
Swaps	31/01/2023	N/A	Cash	670	0.000%
Swaps	31/01/2023	N/A	Cash	1,411	0.000%
Swaps	21/09/2022	N/A	Cash	27,872	0.002%
Swaps	15/08/2022	N/A	Cash	986,149	0.087%
Swaps	15/02/2023	N/A	Cash	5,412	0.000%
Swaps	15/02/2023	N/A	Cash	76,116	0.007%
Swaps	16/11/2022	N/A	Cash	90,746	0.008%
Swaps	31/05/2023	N/A	Cash	36,034	0.003%
Swaps	31/03/2022	N/A	Cash	5,035	0.000%
Swaps	29/07/2022	N/A	Cash	628,421	0.055%
Swaps	29/07/2022	N/A	Cash	74,853	0.007%
Swaps	31/03/2022	N/A	Cash	13,621,911	1.201%
			SUBTOTAL B.2	32,847,467	2.895%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BofAML Jersey Holdings Limited	N/A	N/A	N/A
BofAML EMEA Holdings 2 Limited	N/A	N/A	N/A
ML UK Capital Holdings Limited	N/A	N/A	N/A
Merrill Lynch International	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
Merrill Lynch International, L.L.C.	N/A	N/A	N/A
Merrill Lynch Group Holdings I, L.L.C.	N/A	N/A	N/A
BofA Securities Europe SA	N/A	N/A	3.835%

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Bank of America, National Association	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Merrill Lynch Pierce, Fenner & Smith Incorporated	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BofA Securities, Inc	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Merrill Lynch, Pierce, Fenner & Smith Incorporated	N/A	N/A	N/A
Managed Account Advisors LLC	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Bank of America, National Association	N/A	N/A	N/A
U.S. Trust Company of Delaware	N/A	N/A	N/A

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi: Change in nature disclosure as voting rights attached to shares has gone below the 3% threshold but total holding still remains above 5%

Done at United Kingdom on 24th March 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 March, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary